Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 18, 2018

FAIRFAX COMPLETES €150 MILLION RE-OPENING OF

2.75% SENIOR NOTES DUE 2028

Toronto, Ontario (May 18, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has completed its previously announced offering of an additional €150 million of its 2.75% Senior Notes due 2028 (the “Notes”). Together with the previously issued €600 million aggregate principal amount of notes of this series (the “Original Notes”), there is €750 million aggregate principal amount of notes of this series outstanding.

The Notes have the same ISIN and Common Code numbers as, and will trade together with, the Original Notes, except that the Notes sold pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), have temporary ISIN and Common Code numbers during the 40-day distribution compliance period, as defined under Regulation S. Thereafter, such Notes will trade under the same ISIN and Common Code numbers as the Original Notes that were issued pursuant to Regulation S.

Fairfax intends to use the net proceeds from this offering to refinance or repay outstanding debt or other corporate obligations of Fairfax and its subsidiaries and for general corporate purposes. This may include the redemption or repurchase of certain of Fairfax’s previously issued senior unsecured notes. As of the date of this press release, Fairfax has not made any determination as to the specific debt or other obligations to be repaid, nor the amount, timing or method of repayment. Any repurchase of senior notes will be subject to market conditions, and there can be no assurance that senior notes will be available for repurchase on terms acceptable to Fairfax. Any proceeds not used to refinance or repay debt or other corporate obligations will be used to augment Fairfax’s cash position, to increase short-term investments and marketable securities held at the holding company level and/or for other general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities (including the Notes) in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Offers of the Notes have been made only by means of a private offering memorandum.

The Notes were offered primarily in Europe to non-retail investors in accordance with applicable laws as described further below.

The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada except pursuant to applicable prospectus exemptions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

In the United States, the offering was solely by means of a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941

Notice To Prospective Investors In The European Economic Area

MIFID II product governance/Professional investors and ECPs only target market — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPs Regulation/Prohibition of sales to EEA retail investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling packaged retail and insurance based investment products or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Notice to United Kingdom residents — In the United Kingdom, this press release is only directed at non-retail investors (for these purposes being persons who are not retail investors as described above) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom, any investment or investment activity to which this press release relates is only available to, and will be engaged in only with, relevant persons.  Any person in the United Kingdom who is not a relevant person should not act or rely on this press release or any of its contents.

Forward-looking information

Certain statements contained herein may constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Such forward-looking information may include, among other things, the expected use of net proceeds from the offering of Notes. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the offering; our ability to refinance and/or repay certain of our outstanding debt or other corporate obligations with the proceeds of the offering on terms acceptable to us; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we and our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.